UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

  For the month of December, 2007

  Commission File Number 000-22286

                       Taro Pharmaceutical Industries Ltd.
                 (Translation of registrant's name into English)

                   14 Hakitor Street, Haifa Bay 26110, Israel
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  |X|    Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  |_|    No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

                         Taro Provides Preliminary 2007
   Interim Results and Updates Status of 2006 Financial Statements


    HAWTHORNE, N.Y.--(BUSINESS WIRE)--Dec. 6, 2007--Taro
Pharmaceutical Industries Ltd. ("Taro," the "Company," Pink Sheets:
TAROF) today provided information for the year ended December 31, 2006 and for the nine months ended September 30, 2007, and provided an update on the Company's progress in completing its financial statements for the year ended December 31, 2006.

    In providing this information, the Company cautioned that the financial information is both unaudited and subject to further review and possible change. Additionally, these results do not provide complete financial information and the 2006 results are subject to audit by the Company's outside auditors. The 2007 results have not been and will not be subject to quarterly review procedures. However, subject to the foregoing caveats, the Company believes that the information below represents the best information currently available to Taro management.

    Taro also stated that it presently expects to schedule a shareholder meeting to vote on a proposed merger with Sun
Pharmaceutical Industries Ltd. ("Sun") during the first quarter of 2008. The Company had previously stated that it hoped to hold the meeting before the end of November 2007.

    2007 Nine Months Financial Performance

    The Company and its Board believe it is important to provide its shareholders with the best financial information currently available for 2007 and to update its shareholders regarding the financial results of the Company, even though the information is, as stated above, unaudited and subject to further review and change.

    For the nine months ended September 30, 2007, Taro estimates net sales of approximately $232 million, gross profit of approximately $126 million, or 54% of sales, and net income of approximately $14 million. The Company noted that in the nine months ended September 30, 2007, there are approximately $10 million of one-time charges and non-recurring expenses, including significantly higher professional fees due to a restatement of 2003 and 2004 results, a related investigation and the proposed transaction with Sun.

    In May 2007, Sun made an equity investment of approximately $41 million to help the Company avoid an impending payment default on certain of its debt obligations. In August 2007, Sun provided $18 million more to the Company through the exercise of warrants. Thus, since May 2007, Sun has made equity investments in Taro totaling approximately $59 million. As of September 30, 2007, Taro had $50 million in cash or cash equivalents, after making normally scheduled and required principal debt payments of approximately $30 million since December 2006 and sustaining a number of one time expenses. For the remainder of the year, the Company expects to make additional principal and interest payments of approximately $10 million. For 2008, Taro is due to make principal and interest payments totaling $42 million. In addition, the Company notes that it has a separate $28 million credit facility due in late 2008, which it expects to be able to refinance. As of September 30, 2007, the Company's total debt was approximately $224 million. The Company believes, in the ordinary course, that it should have sufficient liquidity to meet its cash requirements for the foreseeable future, subject to the continuing support of its lenders. The Company continues to be out of compliance with certain of its debt instruments and continues to discuss the situation with its lenders.

    Status of 2006 Financial Statements

    Taro stated that the completion of its financial statements for the year ended December 31, 2006 has been delayed because the Company is reviewing the adequacy of estimates for accruals recorded in 2005 and prior years for sales returns, chargebacks, rebates and administrative fees. This review is still in progress, and the eventual outcome cannot be predicted with any certainty at this time. Taro stated that on the basis of present information, changes in the estimates for those years, if made, may be material. However, the Company does not expect that any such changes would affect the results for 2006 and prior years, when taken in the aggregate. Furthermore if any such changes were to be made, they would likely reduce the amount of the loss in 2006 as presented herein. The Company added that it believes such changes would not impact the results for 2007.

    Taro emphasized that its review of accruals described above has not yet been completed, and would be subject to audit by its outside auditors. The Company stated that, as a result of this review, it believes it may be several months before it is in a position to issue its 2006 audited financial statements.

    2006 Financial Performance

    Taro noted that in light of this delay in completing the financial statements for 2006, the Company wanted to provide the best information currently available to update its shareholders regarding the financial results of the Company, even though the information is unaudited and subject to further review and change.

    Taro currently estimates its net sales to be approximately $184 million for the year ended December 31, 2006, resulting in a net loss for the year of approximately $141 million. These results differ from prior estimates made by the Company primarily due to increased amounts of asset impairments. Taro currently estimates its non-cash asset impairments will total approximately $38 million during 2006. In June 2007, the Company previously had estimated 2006 net sales in the range of $180 to $200 million and a net loss in the range of $95 to $120 million. When it originally provided these estimates, the Company noted that the estimates were subject to change. The magnitude of the 2006 loss resulted from a number of factors, including:

    -- A decrease in sales after the Company received official reports from wholesaler customers quantifying their inventories. The Company eliminated promotions to and reduced sales to those customers with the goal of reducing their inventory levels. As a result, official reports from the wholesaler customers reveal that inventory of Taro generic drugs at wholesaler customers was reduced significantly during 2006.

    -- Price erosion on products such as warfarin sodium tablets and the Company's clobetasol propionate and clotrimazole-betamethasone dipropionate topical product lines, as well as other generic products, accounted for a substantial decrease in sales.

    -- New product introductions in 2006 did not begin to offset the price erosion on base product sales until late in the fourth quarter of 2006.

    -- One time legal and accounting charges associated with the 2003 and 2004 restatement and an independent investigation in 2006.

    -- Certain non-cash impairment of assets, including the Company's facility in Ireland.

    In addition, the Company noted that it has received final approval from the U.S. Food and Drug Administration ("FDA") for several new products, including Ciclopirox Topical Solution (8%), Grape Flavor Loratadine Syrup (5mg/5mL), Terbinafine HCl cream (1%), Oxcarbazepine Tablets (150mg, 300mg, and 600mg), Ondansetron Oral Solution USP (4mg/5mL), and tentative approval for prescription Cetirizine HCl Syrup (5mg/5mL). Taro currently has 24 filings at the FDA, consisting of 23 Abbreviated New Drug Applications related to 16 chemical entities, and a New Drug Application for which the Company has received an approvable letter.

    SAFE HARBOR STATEMENT

    Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company "estimates," "believes," or "expects" to happen, "should" happen, or similar language, and statements with respect to the availability of financial information, completion of the 2006 audit, estimates of financial results and financial information for 2003-2007, review of results for prior years, estimates of expenses and one-time charges, and the shareholders meeting on the transaction with Sun described in this press release. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include the possible unavailability of financial information, completion of the audit of 2006, inability to conduct a shareholders meeting on the transaction with Sun, actions of the Company's lenders, creditors and Sun, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro or Sun operates, litigation, regulatory actions and legislative actions in the countries in which Taro or Sun operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.



                 TARO PHARMACEUTICAL INDUSTRIES LTD.
                SUMMARY CONSOLIDATED STATEMENT OF LOSS
           (US dollars in thousands, except per share data)

                                                       Unaudited and
                                                         Unreviewed

                                                        Year Ended
                                                         December 31
                                                            2006
                                                      ----------------

SALES                                                      184,122
Cost of Sales                                              141,938
                                                      ----------------
Gross Profit                                                42,184
Operating Expenses:
     Selling and Administrative (Note 1)                   134,922
                                                      ----------------
     Operating Loss before Research and Development        (92,738)

     Research and Development                               36,220
                                                      ----------------

Operating Loss                                            (128,958)
Financial Expenses                                          13,404
                                                      ----------------
                                                          (142,362)
Tax Benefit on Loss                                         (1,640)
                                                      ----------------

NET LOSS                                                  (140,722)
                                                      ================


Basic and Diluted Loss per Ordinary Share                    (4.80)

Weighted average number of shares-
Basic EPS                                               29,315,224
Diluted EPS                                             29,501,777


    Note 1: Includes charges for asset impairment in the amount of $38 million.




                 TARO PHARMACEUTICAL INDUSTRIES LTD.
                 SUMMARY CONSOLIDATED BALANCE SHEETS
                      (US dollars in thousands)

                                         Unaudited and   Unaudited and
                                           Unreviewed      Unreviewed

                                         September 30     December 31
                                             2007            2006
                                         -------------   -------------



Current Assets:
Cash and Cash Equivalents                       50,097          16,911
Restricted Short-term Bank Deposits                 41             152
Accounts Receivable - Trade                     65,369          43,687
Accounts Receivable - Other and Prepaid
 Expenses                                       15,309          15,284
Inventories                                     62,632          60,017
------------------------------------------------------   -------------
Total Current Assets                           193,448         136,051

Long term Investments                           26,967          23,390
Property, Plant and Equipment, net             216,570         226,980
Other Assets                                    49,466          52,467
------------------------------------------------------   -------------
TOTAL ASSETS                                   486,451         438,888
======================================================   =============


Liabilities and Shareholders' Equity

Current Liabilities:
Short-Term Bank Credits                        105,293         110,576
Current Maturities of Long-Term
 Liabilities                                    22,357          26,339
Accounts Payable and Accrued Expenses           73,290          87,702
------------------------------------------------------   -------------
Total Current Liabilities                      200,940         224,617

Long-Term Liabilities                           96,099         108,383
Deferred Taxes and Other Liabilities             7,427           7,517
------------------------------------------------------   -------------
Total Liabilities                              304,466         340,517

Shareholders' Equity (Note 1)                  181,985          98,371
------------------------------------------------------   -------------
                                               486,451         438,888
======================================================   =============

Note 1: Shareholders' equity is net of $2.4 million of fees associated with Sun's equity investment in Taro.




                 TARO PHARMACEUTICAL INDUSTRIES LTD.
               SUMMARY CONSOLIDATED STATEMENT OF INCOME
           (US dollars in thousands, except per share data)

                                                        Unaudited and
                                                          Unreviewed

                                                         Nine Months
                                                             Ended
                                                             2007
                                                        --------------

SALES                                                          231,800
Cost of Sales                                                  105,998
                                                        --------------
Gross Profit                                                   125,802
Operating Expenses:
     Selling and Administrative (Note 1)                        72,450
                                                        --------------
     Operating Income before Research and Development
                                                                53,352

     Research and Development                                   20,605
                                                        --------------

Operating Income                                                32,747


Financial Expenses                                              18,800
Other Income - Net ( Note 2)                                     4,520
                                                        --------------
                                                                18,467
Taxes on Income                                                  4,229
                                                        --------------


NET INCOME                                                      14,238
                                                        ==============


Basic and Diluted Earnings per Ordinary Share                     0.43


Weighted average number of shares-
Basic EPS                                                   33,215,730
Diluted EPS                                                 33,306,038






    Note 1: Includes approximately $10 million of one-time charges and non-recurring expenses, including professional fees related to the Company's investigations and its proposed transaction with Sun Pharmaceuticals Ltd.

    Note 2: Includes a one-time gain of approximately $4 million resulting from the sale of a car park in Ireland.




                 TARO PHARMACEUTICAL INDUSTRIES LTD.
             SUMMARY CONSOLIDATED STATEMENT OF CASHFLOWS
                      (US dollars in thousands)

                                                               Unaudited and
                                                                 Unreviewed

                                                             Nine Months Ended
                                                             September 30, 2007
                                                            --------------------
Operating Activities:
Net income                                                          14,238
Adjustments required to reconcile net income to net cash
provided by operating activities:
     Depreciation and amortization                                  19,933
     Stock based compensation                                          203
     Gain on sales of property, plant and
      equipment                                                     (3,586)
     Increase in fair value of derivative
      instruments                                                   (3,421)
     Increase in long-term debt due to currency
      fluctuations                                                   4,899
     Amortization of deferred revenue                               (4,420)
     Increase in trade receivables                                 (21,131)
     Increase in other receivables and prepaid tax                    (477)
     Decrease in deferred tax asset                                  1,108
     Decrease in inventories                                            77
     Foreign exchange effect on intercompany
      balances                                                       5,937
     Decrease in trade and other payables and
      accruals                                                     (12,590)
--------------------------------------------------------------------------------
Net cash provided by operating activities                              770

Investing Activities:
     Purchase of property plant & equipment, net
      of related grants                                             (3,794)
     Investment in other intangible assets                            (296)
     Proceeds from sale of marketable securities                       114
     Proceeds from sales of property, plant and
      equipment                                                      9,916
--------------------------------------------------------------------------------
Net cash provided by investing activities                            5,940

Financing Activities:
     Proceeds from issuance of shares, net                          56,289
     Repayments of long-term debt                                  (23,682)
     Repayments of short-term bank debt, net                        (6,377)
--------------------------------------------------------------------------------
Net cash provided by financing activities                           26,230

Effect of exchange rate changes                                        246

--------------------------------------------------------------------------------
Net increase in cash                                                33,186
Cash at beginning of period                                         16,911
--------------------------------------------------------------------------------
Cash at end of period                                               50,097
                                                            ====================



    CONTACT: Taro Pharmaceutical Industries Ltd.
             Daniel Saks, 914-345-9000 ext. 6208
             Vice President, Corporate Affairs

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 6, 2007

                                        TARO PHARMACEUTICAL INDUSTRIES LTD.

                                        By:  /s/ Tal Levitt
                                             --------------
                                             Name: Tal Levitt
                                             Title: Director and Secretary